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                                                                     EXHIBIT 1.1

                      SAFEWAY INC. ANNOUNCES 1995 EARNINGS

                                                                January 25, 1996

Safeway Inc. today reported income (before extraordinary loss) of $113.9 million ($0.95 per share) for the fourth quarter of 1995, compared to $85.7 million ($0.69 per share) in 1994. After the effect of the previously announced two-for-one stock split effective January 30, 1996, quarterly per-share amounts were $0.47 in 1995 compared to $0.35 in 1994. The company incurred fourth-quarter extraordinary losses of $2.0 million in 1995 and $0.4 million in 1994 for the early retirement of debt, which reduced net income for those periods to $111.9 million and $85.3 million. On a post-split basis, fourth-quarter net income per share was $0.46 in 1995 and $0.35 in 1994.

Total sales for the quarter increased 5.6% from a year earlier to $5.2 billion. On a same-store basis, sales were up 4.7%. Same-store sales gains have now exceeded 3% in each of the past ten quarters.

Gross profit was 27.1% of sales in the quarter compared to 27.3% last year. While Safeway continued to make progress in lowering its cost of sales, it invested in pricing throughout the quarter to maintain its competitive position. At the same time, operating and administrative expense declined 58 basis points to 22.64% of sales. Operating and administrative expense as a percentage of sales has now improved for eleven consecutive quarters.

Interest expense also fell in the fourth quarter, to $58.5 million from $65.1 million, primarily due to lower average debt outstanding during the quarter. Year-end total debt of $2.19 billion remained essentially flat compared to 1994 despite an increase of $151 million in capital expenditures and the previously announced acquisition of limited partnership interests in SSI Equity Associates, L.P. for $196 million. SSI Equity Associates, L.P. is a limited partnership whose sole assets are warrants to purchase 27.9 million shares of Safeway common stock at $1.00 per share on a post-split basis.

Equity in earnings of unconsolidated affiliates, recorded on a one-quarter delay basis, increased to $9.7 million in the fourth quarter of 1995 from $4.5 million a year earlier. Safeway's share of Vons' earnings was $6.1 million in the fourth quarter of 1995, compared with $1.2 million in 1994 (which reflects a reduction of $3.9 million in 1994 for Vons' restructuring charges). Fourth-quarter earnings from Casa Ley also improved slightly, to $3.6 million from $3.3 million a year ago. Since the December 1994 devaluation of the peso, Mexico has experienced economic difficulties, including very high interest rates. Interest rates and inflation have moderated in recent months, and Casa Ley's financial results have gradually improved. Worsening of the economic situation in Mexico could have an effect on Casa Ley. However, any such effect is not expected to be material to Safeway's operating results.


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Operating cash flow for the fourth quarter rose to 6.52% of sales, compared to
6.09% in 1994. The interest coverage ratio -- operating cash flow divided by interest expense -- improved to 5.76 times from 4.57 times in the same period a year ago.

For the full year, which included the effect of a nine-day strike in 208 Northern California stores, results were in line with those described above. Income before extraordinary items was $328.3 million ($2.70 per share) in 1995 compared to $250.2 million ($2.02 per share) in 1994. After the effect of the stock split, per-share amounts were $1.35 in 1995 compared to $1.01 in 1994.

Total sales were up 4.9% to $16.4 billion, with annual same-store sales growth of 4.6%. Gross profit remained flat at 27.2% of sales, while operating and administrative expenses fell 55 basis points to 22.73%. Interest expense also decreased by $21.9 million to $199.8 million.

Safeway's equity in earnings of Vons and Casa Ley fell slightly in 1995 to $26.9 million from $27.3 million a year earlier. Earnings from Casa Ley fell to $8.6 million, down from $15.7 million the previous year, while earnings from Vons increased by $6.7 million to $18.3 million.

The income tax rate was 41.0% for the year, down from an estimated rate of 42.5% as of the end of the third quarter. The decrease is primarily due to the Canadian tax treaty with the U.S. which was ratified in the fourth quarter of 1995. Safeway now estimates that its 1996 tax rate will also be approximately 41.0%.

Operating cash flow for the year rose to 6.52% of sales in 1995 compared to 6.06% in 1994. The interest coverage ratio was 5.35 times in 1995 compared to
4.27 times last year.

Improved operations and lower project costs have raised the return on capital projects, allowing Safeway to increase capital expenditures to $503 million in 1995 from $352 million in 1994. In 1995, Safeway opened 32 new stores and completed 108 remodels. In 1996, the company expects to spend approximately $550 million for capital expenditures to open 30 to 35 new stores and complete more than 100 remodels.

Safeway Inc. is one of the world's largest retailers, operating 1,059 stores in the United States and Canada. The company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol SWY.


                                      -o0o-


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                          SAFEWAY INC. AND SUBSIDIARIES
                                OPERATING RESULTS
                     (In millions, except per-share amounts)
                                   (Unaudited)

                                                                Fourth Quarter                       Year
                                                         ---------------------------     -----------------------------
                                                             1995            1994            1995             1994
                                                         -----------     -----------     ------------     ------------
Sales                                                    $   5,166.3     $   4,890.3     $   16,397.5     $   15,626.6
                                                         ===========     ===========     ============     ============
Gross profit                                             $   1,401.7     $   1,335.2     $    4,453.8     $    4,250.0
Operating and administrative expense                        (1,169.8)       (1,135.7)        (3,726.4)        (3,637.9)
                                                         -----------     -----------     ------------     ------------
Operating profit                                               231.9           199.5            727.4            612.1
Interest expense                                               (58.5)          (65.1)          (199.8)          (221.7)
Equity in earnings of unconsolidated affiliates                  9.7             4.5             26.9             27.3
Other income, net                                                0.5             1.5              2.0              6.4
                                                         -----------     -----------     ------------     ------------
Income before income taxes and extraordinary loss              183.6           140.4            556.5            424.1
Income taxes                                                   (69.7)          (54.7)          (228.2)          (173.9)
                                                         -----------     -----------     ------------     ------------
Income before extraordinary loss                               113.9            85.7            328.3            250.2
Extraordinary loss related to early retirement
  of debt, net of income tax benefit                            (2.0)           (0.4)            (2.0)           (10.5)
                                                         -----------     -----------     ------------     ------------
  Net income                                             $     111.9     $      85.3     $      326.3     $      239.7
                                                         ===========     ===========     ============     ============
Fully diluted earnings per common share and
  common share equivalent:*
  Income before extraordinary loss                       $      0.47     $      0.35     $       1.35     $       1.01
  Extraordinary loss                                           (0.01)           --              (0.01)           (0.04)
                                                         -----------     -----------     ------------     ------------
  Net income                                             $      0.46     $      0.35     $       1.34     $       0.97
                                                         ===========     ===========     ============     ============
Weighted average common shares and common share
  equivalents (fully diluted)*                                 240.2           247.2            243.5            247.1
                                                         ===========     ===========     ============     ============

---------------
* Amounts have been adjusted for a two-for-one stock split.

(Continued)


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
                         SAFEWAY INC. AND SUBSIDIARIES
                                OPERATING RESULTS
                              (Dollars in millions)
                                   (Unaudited)

                                                                  Fourth Quarter                      Year
                                                          ---------------------------     ---------------------------
                                                               1995           1994             1995           1994
                                                          -----------     -----------     -----------     -----------
Operating cash flow:

Net income                                                $     111.9     $      85.3     $     326.3     $     239.7
Add (subtract):
  Income taxes                                                   69.7            54.7           228.2           173.9
  Interest expense                                               58.5            65.1           199.8           221.7
  Depreciation                                                   98.8            97.7           319.3           316.0
  Goodwill amortization                                           3.2             3.2            10.4            10.4
  LIFO expense (income)                                           2.6            (4.2)            9.5             2.7
  Equity in earnings of unconsolidated affiliates                (9.7)           (4.5)          (26.9)          (27.3)
  Extraordinary loss                                              2.0             0.4             2.0            10.5
                                                          -----------     -----------     -----------     -----------
Total operating cash flow                                 $     337.0     $     297.7     $   1,068.6     $     947.6
                                                          ===========     ===========     ===========     ===========


  As a percent of sales                                          6.52%           6.09%           6.52%           6.06%
  As a multiple of interest expense                              5.76 x          4.57 x          5.35 x          4.27 x

Other statistics during the period:

  Stores opened                                                    16               9              32              20
  Stores closed                                                    14              15              35              36

Other statistics at year-end:
  Total stores                                                                                  1,059           1,062
  Total retail square footage (in millions)                                                      40.1            39.5
  Square footage increase                                                                         1.5%            0.3%


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